# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GarageSkins, Inc.
570 S Clearwater Loop, Ste E
Post Falls, ID 83854
https://www.garageskins.com/

Up to $617,999.76 in Series A Preferred Stock at $0.84
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: GarageSkins, Inc.
Address: 570 S Clearwater Loop, Ste E, Post Falls, ID 83854
State of Incorporation: OR
Date Incorporated: November 27, 2012

## Terms:

Equity

Offering Minimum: $14,999.88 | 17,857 shares of Series A Preferred Stock
Offering Maximum: $617,999.76 | 735,714 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $0.84
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

If you previously reserved shares in GarageSkins's Testing the Waters Landing Page, you will receive 5% bonus shares.

Time-Based Perks

Super Earlybird Bonus - Invest within the first 7 days and receive 10% bonus shares

Earlybird Bonus – Invest within the first 14 days and receive 5% bonus shares

Volume-based Perks

Tier 1 Perk — Invest $2,000+ and receive 2% bonus shares

Tier 2 Perk — Invest $5,000+ receive 5% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

GarageSkins, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.84 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $84. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Company Overview

GarageSkins, Inc. is a consumer home improvement products manufacturing and sales company that builds and sells high-quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, and open communication while also striving for strong profitability. We continue to provide the highest service standards in our every interaction with end customers, suppliers, retail partners, and fellow team members. Our initial product is a 2-car GarageSkins® system, used to cosmetically transform steel sectional overhead garage doors to the upscale custom look of real wood carriage doors.

Business Model

GarageSkins, Inc. follows a direct-to-consumer (DTC) model. We believe the market is ready for GarageSkins® systems based on very positive feedback on social media, and the Company's greatest focus initially will be on producing a high-quality product at scale. We have production planned in our existing 60,000 sq. ft. factory that we expect will allow us to scale.

We believe eliminating the standard and outdated model of distribution to wholesale allows the Company to keep profits in its pockets, not the retailers'. With no like product in the marketplace and patent protection, we believe it will stay that way for the foreseeable future and GarageSkins, Inc. will continue to grow.

Intellectual Property

The GarageSkins® system is utility patent protected to deter competitors. Wells St. John LLP of Spokane, WA is the patent attorney for GarageSkins, Inc. The United States Utility Patent was issued in April 2015 for the GarageSkins® and WindowSkins™ systems with a continuing-claims patent issued in February 2017 to expand that protection.

The principal allowed claims deal with:

1. A panel faced with wood veneer with magnets and a high-friction rear coating to removably adhere the panel to a garage door.

2. The decorative features added to the outer face of the panel so it emulates an expensive wooden carriage door.

Trademark registration has been issued for the name GarageSkins®. This will help protect the name indefinitely and allow GarageSkins, Inc. to build strong product awareness around our brand.

There are other issued patents in this field that deal with wood overlaid onto steel garage doors during the manufacturing process; however, all include permanent bonding of those materials during the initial construction process and do not contemplate a system that is attachable and removable after a garage door has been installed. It was this idea of removable attachment on which the USPTO based its allowance of all requested claims.

Source: https://patents.google.com/patent/US9567794B2/en?q=(garageskins)&oq=garageskins

Corporate Structure

GarageSkins, Inc. was initially organized as GarageSkins LLC, an Oregon limited liability company on 11/27/2012. On 12/30/2014, GarageSkins, LLC wound down. GarageSkins, Inc., an Oregon corporation, was formed on 12/24/2014.

Competitors and Industry

Competitors

As far as we know, there exists no other method of adorning the exterior of an existing garage door other than painting (faux or otherwise), full door replacement, or some minor add-on faux hardware:

1. Paint or refinish

A typical upgrade to the look of the major portion of most US homes would be to paint or refinish the existing garage door. Vendors for paint are any hardware or home improvement store for the Do-It-Yourselfer (DIY). The price is relatively low ~ $50 to $125. The process is relatively fast but we believe it does not produce a noticeable improvement to the home's exterior other than a color change.

2. Full Door Replacement

Alternatively, a homeowner can replace the door completely with a new garage door. There are many available steel and fiberglass doors with prices ranging from $500 to $3,000 (installed) and require professional installation and calibrations. Real wood-faced garage doors start at $1,000 installed and can range upwards of $10,000 for a fully customized door and most often necessitate upgrading the garage door framing, opener, tracking, and springs to accommodate the extra weight.

3. Magnetic hardware and screw-on plastic faux windows

A few manufacturers produce plastic molded windows and faux handles that attach either magnetically or via screws to an existing door; however, none of these provide a complete transformation of the entire door.

Our method has the advantage of being able to be installed by the homeowner while having the rich appearance of real wood like an expensive custom garage door.

Anyone can order the system online. The price is more than repainting, but is much less expensive, though produces the appearance of, the much pricier custom wood doors. With its lightweight construction and ease of installation, we believe there are no other products that allow a homeowner to dramatically upgrade the appearance of their garage door without complete replacement, and furthermore to do so in under an hour.

Industry

Our industry is a unique one - GarageSkins does not operate in the garage door market. Rather, the company produces a product that is more in line with home decor, as we do not produce the garage door itself or its mechanical systems.

The U.S. home decor market size was valued at $125,813.0 million in 2019, and is estimated to reach $158,929.1 million by 2027, registering a CAGR of 8.0% from 2020 to 2027.

Source: https://www.alliedmarketresearch.com/us-home-decor-market-A06775#:~:text=The%20U.S.%20home%20decor%20market,8.0%25%20from%202020%20to%202027

Source: https://www.remodeling.hw.net/cost-vs-value/2022/

Current Stage and Roadmap

Current Stage

GarageSkins, Inc. has begun taking orders through our website www.garageskins.com and is manufacturing and shipping product. Through our website, we have assembled a mailing list of over 17,000 potential buyers of a new GarageSkins system for their homes. Our repeated outreaches to that list continue to generate great feedback and have a response rate over 2 times the rate of the industry according to MailChimp.com, our email repository. The product is in existence and has been sold to customers.

Future Roadmap

GarageSkins will be focusing on building inventory and expanding manufacturing in order to meet the order demand and re-engineering the initial production line to greatly increase capacity. Our target is to produce 17 units per day. We eventually want to add a second shift and push production to 22 hrs a day, 6 days a week. To support this level of production we want to launch a national marketing campaign. Additionally, we'd like to partner with DIY bloggers, garage door installers, and home improvement professionals, all of who have reached out to us in some format requesting partnership.

## The Team

Officers and Directors

Name: Rick Medlen

Rick Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Chairman of the Board
  Dates of Service: November, 2012 - Present
  Responsibilities: Rick leads the GarageSkins team on a day-to-day basis from the vision to the operations. Rick receives a salary of $100,000

Name: Ronald Doornink

Ronald Doornink's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: Ron serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Doornink Investments, LTD
  Title: Managing Director
  Dates of Service: April, 2018 - Present
  Responsibilities: Oversee all financial activities.

Other business experience in the past three years:

- Employer: Stella & Chewy's
  Title: Director and Investor
  Dates of Service: October, 2013 - Present
  Responsibilities: Duties typical to a member of Board of Directors in consumer goods company.

Other business experience in the past three years:

- Employer: Stripes
  Title: Co-Investor and Limited Partner
  Dates of Service: May, 2006 - Present
  Responsibilities: Investor/ Limited Partner with no day-to-day responsibilities.

Other business experience in the past three years:

- Employer: Fight Colorectal Cancer
  Title: Member Board of Directors
  Dates of Service: March, 2017 - Present
  Responsibilities: Duties associated with Board of non-profit organization

Name: Robert Gerald Brock

Robert Gerald Brock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Operations
  Dates of Service: February, 2022 - Present
  Responsibilities: Robert is responsible for production, human resources, and EH&S. Robert receives an annual compensation of $140,000.

Other business experience in the past three years:

- Employer: Jeld-Wen
  Title: Production Manager
  Dates of Service: March, 2021 - February, 2022
  Responsibilities: Oversaw all operations, responsibility for hitting daily production goals.

Other business experience in the past three years:

- Employer: CarMax
  Title: Manager of Strategic Development
  Dates of Service: July, 2018 - February, 2021
  Responsibilities: Managed all back-end operations

Name: Julie Elton Medlen

Julie Elton Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Sales and Marketing
  Dates of Service: March, 2021 - Present
  Responsibilities: Julie manages the sales and marketing side of the business. She receives $72,000 in annual salary.

Other business experience in the past three years:

- Employer: Custom Decorators, Inc
  Title: Regional and Special Projects Manager
  Dates of Service: July, 1993 - March, 2021
  Responsibilities: Julie developed and reached sales goal, recruited and trained staff, led sales team, collaborated with marketing and maintained key partner relationships.

Name: Chris David Erickson

Chris David Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Treasurer
  Dates of Service: November, 2020 - Present
  Responsibilities: Chris provides advice to the president. He does not receive compensation.

Other business experience in the past three years:

- Employer: Albany Helping Hands, Inc.
  Title: Volunteer Board Treasurer
  Dates of Service: November, 2016 - Present
  Responsibilities: Monitor accounting records and banking records, present financial statements to the Board of Directors, prepare budgets, Invest excess funds in U.S. Treasury securities, apply for financing of real property purchases.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our WindowSkins. Delays or cost overruns in the development of our WindowSkins and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could

materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please also see the Second Amended and Restated Voting Agreement for additional information regarding voting rights of Series A Preferred Shares.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
GarageSkins, Inc. was formed on December 30, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GarageSkins, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 1 trademark, 1 Internet domain name, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Rick Medlen | 6,400,000 | Voting Common Stock | 50.31% |

## The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 735,714 of Series A Preferred Stock.

Voting Common Stock

The amount of security authorized is 15,240,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Election of Directors

The Common Stockholders have the right to elect one (1) member of the Board.

Non-Voting Common Stock

The amount of security authorized is 1,700,000 with a total of 1,665,870 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 301,883 unexercised options issued pursuant to a stock option plan and 498,707 options reserved pursuant to a stock option plan but unissued. Additionally, the total amount outstanding includes 133,452 unexercised warrants.

Series Seed-1 Preferred Stock

The amount of security authorized is 540,000 with a total of 531,052 outstanding.

Voting Rights

Series Seed Preferred - 1 is considered a subset of Series Seed for purposes of voting, and therefore along with Series Seed Preferred members participates in the election of (1) Board member.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board.

Series A Preferred Stock

The amount of security authorized is 2,850,000 with a total of 668,523 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class. Please also see Voting Rights of Securities Sold in this Offering below and the Voting Agreement in Exhibit F for additional information regarding the voting rights of investors in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy for certain corporate actions.

In Section 4.2 of the Voting Agreement (see Exhibit F) each investor shall grant the CEO of the Company and a designee of the selling investors the power to vote on their behalf on certain matters. These matters include electing people to the company's Board of Directors, voting to increase the number of authorized shares, and voting regarding any sale of the company.

The proxy or power of attorney given is irrevocable, meaning it cannot be withdrawn, and remains in effect until this Agreement ends. This power is given in exchange for the company and the parties agreeing to carry out the transactions outlined in the Agreement.

Each party also agrees to not grant any other proxy or power of attorney with respect to their shares, and they cannot deposit their shares into a voting trust or make any other agreements to vote or give instructions with respect to the voting of their shares, unless and until this Agreement ends. This is to ensure that the voting rights associated with the shares are exercised in accordance with the terms of this Agreement.

Holder of Series A Preferred Stock has the following rights as outlined in Exhibit F - Fourth Amended and Restated Articles of Incorporation. Please see Exhibit F for complete information.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles) the holders of the Prefened Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Prefened Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares ofsuch class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section I shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Series Seed Original Issue Price" shall mean $0.3747 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "Series Seed-1 Original Issue Price" shall mean $0.5246 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Series A Original Issue Price" shall mean $0.7139 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "Applicable Original Issue Price" means the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock, the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock and the Series A Original Issue Price with respect to the Series A Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price by the Conversion Price (as defined below) for such share of Preferred Stock, in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Redemption Rights

Unless prohibited by Oregon law governing distributions to shareholders, shares of Preferred Stock shall be redeemed by the Corporation at a price per share equal to the Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "Redemption Price"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after the fifth (5th) anniversary of the applicable Original Issue Date from any holder of Preferred Stock providing written notice requesting redemption of all shares of Preferred Stock (the "Redemption Request"). The unpaid portion of the aggregate Redemption Price payable to any holder of Preferred Stock shall accrue interest at the rate set forth in Section 6.4, beginning on the date a Redemption Request is delivered to the Company. Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Oregon law governing distributions to shareholders. For purposes of this Subsection 6.1, the Fair Market Value of a single share of Preferred Stock shall be the value of a single share of Preferred Stock as unanimously determined by the Board in good faith without consideration of minority interest, marketability or other similar discounts. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "Redemption Date." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies. If on any Redemption Date Oregon law governing distributions to shareholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

Holders of Series A Preferred Stock have the following rights as outlined in an Investor Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Investor Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Investors Rights Agreement prior to investing.

Drag Along Rights

Holders of Series A Preferred Stock shall be subject to certain Drag Along provisions. Please see Article 3 of the Investors Rights Agreement in Exhibit F for complete information.

Transfer Restrictions

Holders of Series A Preferred Stock shall be subject to certain Restrictions on Transfer. Please see Exhibit F for complete information. Investors in this offering will not be subject to these restrictions (see Section 23 of the subscription agreement).

Right of First Offer

Holders of Series A Preferred Stock who hold at least 667,158 shares of Registrable Securities have a Right of First Offer. Please see Exhibit F for complete information.

"Registrable Securities" means Common Stock, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection , and excluding for purposes of Section any shares for which registration rights have terminated pursuant to Subsection of this Agreement.

"Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Voting Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Voting Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Voting Agreement prior to investing.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Right of First Refusal and Co-Sale Agreement. Investors in this offering will be singing onto the Second Amended and Restated Right of First Refusal and Co-Sale Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Voting Agreement prior to investing.

Right of First Refusal

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to purchase such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Right of Co-sale

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to sell their own shares such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Series Seed Preferred Stock

The amount of security authorized is 3,850,000 with a total of 3,770,123 outstanding.

Voting Rights

Voting rights limited to electing (1) Board representative, with each share owned receiving an equal vote.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board.

## What it means to be a minority holder

As a minority holder of Series A Preferred stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $477,206.00
  Number of Securities Sold: 668,523
  Use of proceeds: Funds have been used to continue company operations, supporting sales and production.
  Date: August 17, 2023
  Offering exemption relied upon: 506(b)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $278,592.28
  Number of Securities Sold: 531,052
  Use of proceeds: Funds were used to complere R&D and support company operations through product launch
  Date: April 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 2,770,123
  Use of proceeds: funds were used to lease facilities, onboard staff and Management, complete R7R for product line including testing.
  Date: December 11, 2020
  Offering exemption relied upon: 506(b)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $131,159, almost 3 times more than 2021's revenue of $46,600.

The revenue growth was driven by a higher market awareness in 2022 and targeted SEO to educate potential customers about our new home improvement concept. With only $28,026 marketing spend we successfully launched the GarageSkins product.

We intentionally throttled sales to concentrate on improving and eventually re-tooling our manufacturing plant. We anticipate 2023 and into 2024 accelerating ad spend and increasing revenue accordingly.

Cost of sales

Cost of sales in 2022 was $253,132, compared to no cost of sales in 2021 as the company was still in formative stage. Significant raw materials purchases in 2022 led to a net negative top line margin with reserve raw materials projected to lower cost of goods in 2023.

Gross margins

2022 saw a significant net loss of $1,421,265 as the company deployed resources into increasing manufacturing capacity, facilities build-out, and finalized product research and development. 2021 additionally saw net losses of $829,995 which met plan to outfit the manufacturing facility, build out internal structure, and other expenses associated with a new start-up enterprise.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2022 increased $415,659 from 2021. The primary driver of expenses was an increase in production and customer services employees, which totaled 21 in 2022.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because very little attention has been paid to marketing as our entire focus has been growing production. With production greatly accelerating focus can now be placed on developing our market to its fullest potential. Past cash was primarily generated through sales, equity investments and debt. Our goal is to reach cash positive to support company operations through sale of product only.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 24, 2023, the Company has capital resources available of $324,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our continued and aggressive growth plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $30,000 for expenses related to manufacturing, sales and other company operations.

This monthly burn rate assumes minimal operational expenses with revenue from product sales only covering rent and the $30,000 burn covering product and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Completing the raise maximum will allow us to not only scale our manufacturing, but direct funds towards marketing to grow product sales, bringing us to cash-positive and begin national expansion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital other than revenue from ongoing sales.

## Indebtedness

- Creditor: Doornink Investments LTD
  Amount Owed: $264,118.00
  Interest Rate: 5.0%
  Maturity Date: November 01, 2023

- Creditor: Doornink Investments LTD
  Amount Owed: $205,031.00
  Interest Rate: 5.0%
  Maturity Date: June 24, 2024
  Extendable upon mutual agreement.

- Creditor: Julie Medlen
  Amount Owed: $21,495.00
  Interest Rate: 0.0%
  The debt matures once equity sales aggregate of $500,000. Extendable upon mutual agreement.

- Creditor: Julie Medlen
  Amount Owed: $275,594.00
  Interest Rate: 5.0%
  This included a penalty of $69,000 plus 5% interest added to the principal amount of $200,000 should the note not be repaid within 55 days. It was not repaid within 55 days and now has an outstanding balance of $275,594.

## Related Party Transactions

- Name of Entity: Julie Medlen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $21,495.
  Material Terms: There is no interest rate, the outstanding balance is $21,495.

- Name of Entity: Doornink Investments, LTD
  Names of 20% owners: Ronald Doornink
  Relationship to Company: The company is solely owned by shareholder and Board member Ronald Doornink.
  Nature / amount of interest in the transaction: On November 1, 2021, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.
  Material Terms: The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.

- Name of Entity: Doornink Investments, LTD
  Names of 20% owners: Ronald Doornink
  Relationship to Company: The company is solely owned by shareholder and Board member Ronald Doornink.
  Nature / amount of interest in the transaction: On June 24, 2022, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.
  Material Terms: The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

- Name of Entity: Julie Medlen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.
  Material Terms: The loan bears an interest rate of 5%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

## Valuation

Pre-Money Valuation: $12,293,877.12

Valuation Details:

*This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

We believe GarageSkins is worth $12,293,851.92. This valuation is based on the value of the company's total addressable market, EBITDA multiple, and the company's intellectual property.

Total Addressable Market

There are over 30,000,000 existing overhead steel doors in the US, and this was in 2015. There are approximately 1.2M homes built each year, so that brings the overall market to 39,000,000 potential homes. At $2,295/2-car system, that gives a TAM of $89B. We estimate that 65% of these are either not compatible due to size, having already been upgraded, in the rental pool, or otherwise not a real potential sale, leaving a SAM of $31B. Based on this addressable market, we estimate the company to have the future potential of being worth tens of millions of dollars.

EBITDA Multiple + internal DCF analysis

The Home Improvement Products industry has an EBITDA multiple of 11.18x. Using this multiple, our projections model, and a DCF valuation, we believe our Company is currently worth $12,293,851.92.

Intellectual Property

GarageSkins, Inc. has been issued US Utility Patent 8,999,478 in April 2015. In February 2017, the company was issued US Utility Patent 9,567,794. GarageSkins is also a registered trademark of GarageSkins, Inc.

Based on the market size and no other like competitors we believe these patents and trademarks to be worth millions.

Conclusion

By considering the total addressable market, the EBITDA multiple, and intellectual property, the company believes its PMV is $12,293,851.92.

Source for EBITDA multiple (Equidam's Home Improvement Products Retailers Valuation):
https://www.equidam.com/ebitda-multiples-trbc-industries/?
gclid=CjwKCAjwzJmlBhBBEiwAEJyLu5JvL_iiaK6F7jr8l4eqxZmQ0_DT85odFfe9EbPKTSLq_T1p7-0ychoCXzcQAvD_BwE

## Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $617,999.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  10.0%
  The company plans a multi-faceted approach to maximize exposure of their product line through social media, paid ad placement, and over the top streaming media ads. This will be supplemented through partnerships with over 200 social media influencers with an aggregate following of over 26,000,000 followers who will receive a GarageSkins system then post a review on Facebook/Instagram/TikTok.
- Company Employment
  25.0%
  GarageSkins products are manufactured in Post Falls, Idaho and they plan to onboard up to 35 new workers to greatly increase their output.
- Manufacturing Equipment
  40.0%
  To further increase the company's output, automation machinery is planned and will be added as funds allow.
- Working Capital
  17.5%
  Raw materials costs and facilities overhead will account for the remainder of the raise proceeds.
- StartEngine Service Fees
  2.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.garageskins.com/ (https://www.garageskins.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/garageskinsinc

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GarageSkins, Inc.

[See attached]

# GARAGESKINS, INC.

## Financial Statements
## Year Ended December 31, 2022 and 2021
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GarageSkins, Inc.
Post Falls, Idaho

We have reviewed the accompanying financial statements of GarageSkins, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 20, 2023
Los Angeles, California

**GARAGESKINS INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 186,796 | $ 162,255 |
| Inventory | 122,269 | 258,909 |
| Prepaids and Other Current Assets | 46,402 | - |
| **Total Current Assets** | **355,467** | **421,164** |
| | | |
| Property and Equipment, net | 317,178 | 296,524 |
| Intangible Assets | 10,005 | 13,340 |
| Right-of-Use Asset | 1,114,599 | - |
| Security Deposit | 31,591 | 31,591 |
| **Total Assets** | **$ 1,828,839** | **$ 762,619** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Current Portion of Loans and Notes | $ 561,207 | $ 21,495 |
| Forward Financing | 29,012 | - |
| Line of Credit | 99,883 | - |
| Deferred Revenue | 389,378 | 166,939 |
| Other Current Liabilities | 4,153 | 6,506 |
| **Total Current Liabilities** | **1,083,633** | **194,939** |
| | | |
| Promissory Notes and Loans | 205,031 | 251,063 |
| Lease Liability | 1,114,599 | - |
| Convertible Note | - | - |
| **Total Liabilities** | **2,403,263** | **446,003** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Voting Common Stock | 264,863 | 264,863 |
| Non-Voting Common Stock | - | - |
| Series Seed Preferred Stock | 1,245,133 | 1,245,133 |
| Series Seed-1 Preferred Stock | 278,592 | - |
| Series A Preferred Stock | 300,000 | - |
| Additional Paid in Capital | 16,249 | 3,953 |
| Retained Earnings/(Accumulated Deficit) | (2,679,261) | (1,197,333) |
| | | |
| **Total Stockholders' Equity** | **(574,424)** | **316,616** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 1,828,839** | **$ 762,619** |

*See accompanying notes to financial statements.*

**GARAGESKINS INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 131,159 | $ 45,600 |
| Cost of Goods Sold | 253,132 | - |
| Gross profit | (121,974) | 45,600 |
| | | |
| Operating expenses | | |
| General and Administrative | 1,245,160 | 829,501 |
| Research and Development | 26,086 | 36,541 |
| Sales and Marketing | 28,046 | 9,553 |
| Total operating expenses | 1,299,292 | 875,595 |
| | | |
| Operating Income/(Loss) | (1,421,265) | (829,995) |
| | | |
| Interest Expense | 105,110 | 6,196 |
| Other Loss/(Income) | (44,447) | 370 |
| Income/(Loss) before provision for income taxes | (1,481,928) | (836,561) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (1,481,928)** | **$ (836,561)** |

*See accompanying notes to financial statements.*

# GARAGESKINS INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Voting Common Stock | | Non-Voting Common Stock | | Series Seed Preferred Stock | | Series Seed-1 Preferred Stock | | Series A Preferred Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Capital | (Accumulated Deficit) | Equity |
| **Balance—December 31, 2020** | 8,000,000 | $ 264,863 | 731,828 | $ - | 3,382,374 | $ 1,150,000 | - | $ - | - | $ - | $ - | $ (360,772) | $ 1,054,091 |
| Capital contribution | | | | | | 95,133 | | | | | | | 95,133 |
| Warrants | | | | | | | | | | | 3,953 | | 3,953 |
| Net income/(loss) | | | | | | | | | | | | (836,561) | (836,561) |
| **Balance—December 31, 2021** | 8,000,000 | 264,863 | 731,828 | - | 3,382,374 | 1,245,133 | - | - | - | - | 3,953 | $ (1,197,333) | $ 316,616 |
| Issuance of Stock | - | - | - | - | - | - | 531,052 | 278,592 | 420,301 | 300,000 | - | | 578,592 |
| Share-Based Compensation | | | | | | | | | | | 8,344 | | 8,344 |
| Warrants | | | | | | | | | | | 3,953 | | 3,953 |
| Net income/(loss) | | | | | | | | | | | | (1,481,928) | (1,481,928) |
| **Balance—December 31, 2022** | 8,000,000 | $ 264,863 | 731,828 | $ - | 3,382,374 | $ 1,245,133 | 531,052 | $278,592 | 420,301 | $ 300,000 | $ 16,249 | $ (2,679,261) | $ (574,424) |

*See accompanying notes to financial statements.*

**GARAGESKINS INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2022 | 2021 |
|---|---|---|---|
| (USD $ in Dollars) | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Net income/(loss) | $ | (1,481,928) | $ (836,561) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | |
| Depreciation of Property | | 38,341 | 21,884 |
| Amortization of Intangibles | | 3,335 | 3,335 |
| Warrants | | 3,953 | 3,953 |
| Share-based Compensation | | 8,344 | - |
| Changes in operating assets and liabilities: | | | |
| Inventory | | 136,640 | (258,909) |
| Prepaids and Other Current Assets | | (46,402) | - |
| Deferred Revenue | | 222,439 | 166,939 |
| Other Current Liabilities | | (2,352) | 3,907 |
| Security Deposit | | - | (31,591) |
| **Net cash provided/(used) by operating activities** | | **(1,117,631)** | **(927,043)** |
| | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | |
| Purchases of Property and Equipment | | (58,995) | (265,010) |
| Purchases of Intangible Assets | | - | (15,250) |
| **Net cash provided/(used) in investing activities** | | **(58,995)** | **(280,260)** |
| | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Capital Contribution | | 578,592 | 95,133 |
| Forward Financing | | 29,012 | - |
| Line of Credit | | 99,883 | - |
| Borrowing on Promissory Notes and Loans | | 493,680 | 251,063 |
| Convertible Note | | | (40,000) |
| **Net cash provided/(used) by financing activities** | | **1,201,167** | **306,196** |
| | | | |
| Change in Cash | | 24,541 | (901,106) |
| Cash—beginning of year | | 162,255 | 1,063,362 |
| **Cash—end of year** | **$** | **186,796** | **$ 162,255** |
| | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Cash paid during the year for interest | $ | 105,110 | $ 6,196 |
| Cash paid during the year for income taxes | $ | - | $ - |
| | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ - |
| Issuance of equity in return for note | | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

GarageSkins Inc. was incorporated on December 24, 2014 in the state of Oregon. The financial statements of GarageSkins Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Post Falls, Idaho.

GarageSkins Inc. manufactures and sells the patented real wood garage door overlay systems known and trademarked as "GarageSkins." Although incorporated in Oregon, all manufacturing and corporate activities are located in Post Falls, Idaho, where they operate as a foreign entity. The company sells their products direct to consumers throughout the US and Canada via their website www.garageskins.com.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Machinery & Equipment | 5 years |
| Forklifts & Genies | 5 years |
| IT Equipment | 5 years |
| Furniture & Fixtures | 5 years |
| Leasehold Improvements | 7 years |
| Vehicles | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

The Company capitalizes Website development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

**Income Taxes**

GarageSkins Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of real wood garage door overlay systems.

**Cost of sales**

Costs of goods sold include the cost of supplies and materials, wood, foam, etc.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $28,046 and $9,553, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 20, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

| | As filed December 31, 2021 | Recognition of Operating Leases | Total Effects of Adoption | With effect of lease accounting standard update January 1, 2022 |
|---|---|---|---|---|
| **Assets** | | | | |
| Right of use asset, net | $ - | $ 1,405,683 | $ 1,405,683 | $ 1,405,683 |
| | | | | |
| **Liabilities** | | | | |
| Current portion of lease obligat | - | 291,084 | 291,084 | $ 291,084 |
| Lease obligation | - | 1,114,599 | 1,114,599 | $ 1,114,599 |
| Deferred rent current | - | - | - | $ - |
| Deferred rent non-current | - | - | - | $ - |
| | | | | |
| **Equity** | | | | |
| Retained Earnings | - | - | - | $ - |
| | | | | |
| **Total** | $ - | $ - | $ - | $ - |

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Finished goods | 430 | 40,070 |
| Raw Materials | 121,839 | 218,839 |
| **Total Inventory** | **$ 122,269** | **$ 258,909** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Tax Credit Receivable | 46,402 | - |
| **Total Prepaids and Other Current Assets** | **$ 46,402** | **$ -** |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Sublease Deposit | 4,000 | 6,400 |
| Other current liabilities | 153 | 106 |
| **Total Other Current Liabilities** | **$ 4,153** | **$ 6,506** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Machinery & Equipment | $ | 103,207 | $ | 68,557 |
| Forklifts & Genies | | 7,500 | | 7,500 |
| IT Equipment | | 39,285 | | 35,135 |
| Furniture & Fixtures | | 14,724 | | 14,724 |
| Leasehold Improvements | | 189,470 | | 169,276 |
| Vehicles | | 23,216 | | 23,216 |
| **Property and Equipment, at Cost** | | **377,402** | | **318,408** |
| Accumulated depreciation | | (60,225) | | (21,884) |
| **Property and Equipment, Net** | **$** | **317,178** | **$** | **296,524** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $38,341 and $21,884, respectively.

## 6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible assets consist of:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Patents, Trademarks & Copyrights | $ | 1,425 | $ | 1,425 |
| Website | | 15,250 | | 15,250 |
| **Intangible assets, at cost** | | **16,675** | | **16,675** |
| Accumulated amortization | | (6,670) | | (3,335) |
| **Intangible assets, Net** | **$** | **10,005** | **$** | **13,340** |

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 were in the amount of $3,335 and $3,335 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

| Period | | Amortization Expense |
|---|---|---|
| 2023 | $ | (3,335) |
| 2024 | | (3,335) |
| 2025 | | (3,335) |
| 2026 | | - |
| Thereafter | | - |
| **Total** | **$** | **(10,005)** |

## 7. CAPITALIZATION AND EQUITY TRANSACTIONS

**Voting Common Stock**

The Company is authorized to issue 15,240,000 shares of Voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 8,000,000 shares have been issued and are outstanding.

**Non-Voting Common Stock**

The Company is authorized to issue 1,700,000 shares of Non-Voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 731,828 shares have been issued and are outstanding.

**Series Seed Preferred Stock**

The Company is authorized to issue 3,850,000 shares of Series Seed Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 3,382,374 shares have been issued and are outstanding.

**Series Seed-1 Preferred Stock**

The Company is authorized to issue 540,000 shares of Series Seed-1 Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 531,052 and 0 shares were issued and outstanding, respectively.

**Series A Preferred Stock**

The Company is authorized to issue 2,850,000 shares of Series A Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 420,301 and 0 shares were issued and outstanding, respectively.

## 8. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,590 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2022 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 4.41% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2020 | - | $ | 0.06 | - |
| Granted | 266,863 | | | |
| Exercised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 31, 2021 | 266,863 | $ | 0.06 | 9.35 |
| Exercisable Options at December 31, 2021 | 266,863 | $ | 0.06 | 9.35 |
| Granted | 35,020 | $ | - | |
| Exercised | - | $ | - | |
| Expired/Cancelled | - | $ | - | |
| Outstanding at December 31, 2022 | 301,883 | $ | 0.06 | 8.53 |
| Exercisable Options at December 31, 2022 | 155,670 | $ | 0.06 | 8.53 |

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $8,344 and $0, respectively.

*Warrants*

A summary of the Company's warrants activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | - | $ 0.06 | - |
| Granted | 66,726 | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2021 | 66,726 | $ 0.06 | 9.85 |
| Granted | 66,726 | $ - | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2022 | 133,452 | $ 0.06 | 9.17 |

The fair value of the warrants was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the warrants awards vested during 2021 was $3,953 and $3,953, respectively.

## 9. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Revolving Balance Loan Agreement- Doornink Investments Ltd. | $ 250,000 | 5.00% | 11/1/2021 | 11/1/2023 | $ 12,500 | 14,118 | $ 264,118 | $ - | $ 264,118 | $ 1,063 | $ 1,063 | $ - | $ 251,063 | $ 251,063 |
| Revolving Balance Loan Agreement- Doornink Investments Ltd. | $ 200,000 | 5.00% | 6/24/2022 | 6/24/2024 | $ 5,031 | 5,031 | $ - | $ 205,031 | $ 205,031 | $ - | $ - | $ - | $ - | $ - |
| Revolving Balance Promissory Julie Medlen | $ 200,000 | 0.00% | 3/18/2022 | 55days from the first advance | $ - | - | $ 275,594 | $ - | $ 275,594 | $ - | $ - | $ - | $ - | $ - |
| Line of Credit Promissory Note-Julie Medlen | $ 15,000 | 0.00% | 6/1/2017 | Once equity sales aggregate of $500,000 | | | $ 21,495 | $ - | $ 21,495 | $ - | $ - | $ 21,495 | $ - | $ - |
| Total | | | | | $ 17,531 | $ 19,149 | $ 561,207 | $ 205,031 | $ 766,238 | $ 1,063 | $ 1,063 | $ 21,495 | $ 251,063 | $ 251,063 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2022 | |
|---|---|
| 2023 | $ 561,207 |
| 2024 | 205,031 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| Thereafter | - |
| **Total** | **$ 766,238** |

**Line of Credit**

The Company entered into a SBA Line of Credit agreement with during fiscal year 2022. The credit facility size is $100,000. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $99,883 and $0, respectively. The entire balance is classified as current.

**Forward Financing**

During fiscal year 2022, the Company entered into a finance agreement with Stripe Capital in the amount of $37,100. It bears a fixed fee of $6,418. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2022 December 31,2021, the outstanding balance of this kind of financing is in the amount of $29,012 and $0, and entire amount is classified as the current portion.

**Lease**

We have entered into two operating lease agreements for certain business premises. Our leases have original lease periods expiring between 2024 and 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

| | | December 31, 2022 |
|---|---|---|
| **Lease liability** | | |
| Beginning balance | $ | 1,405,683 |
| Additions | $ | - |
| | | |
| Lease payments | | (291,084) |
| **Balance at end of period** | $ | 1,114,599 |

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

| | | December 31, 2022 |
|---|---|---|
| 2023 | $ | 265,858 |
| 2024 | | 392,817 |
| 2025 | | 390,792 |
| 2026 | | 65,132 |
| 2027 | | |
| Thereafter | | - |
| **Total** | $ | **1,114,599** |

## 10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (397,157) | $ (184,037) |
| Valuation Allowance | 397,157 | 184,037 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (597,144) | $ (199,987) |
| Valuation Allowance | 597,144 | 199,987 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,228,148, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,228,148. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11. RELATED PARTY

On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $21,495.

On November 1, 2021, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.

On June 24, 2022, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5% and incurred a penalty of $69,000 due to note not being repaid within 55 days. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $275,594 and $0, respectively.

## 12. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 20, 2023, which is the date the financial statements were available to be issued.

On January 25, 2023, the company entered into a business line of credit agreement with Headway Capital LLC with a credit limit of $75,000.

On March 23, 2023, the company entered into a business loan agreement with Mulligan Funding for $90,000.

On May 1, 2023, the company entered into a revenue-based financing agreement with Premium Merchant Funding for $28,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,421,265, an operating cash flow loss of $1,117,631, and liquid assets in cash of $186,796, which is less than a year worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GarageSkins is not live or open to the public at this moment.



GET A PIECE OF GARAGESKINS

# A Simple, Ingenious Solution To Beautify Your Home

GarageSkins, Inc. was formed to develop, launch, manufacture, and sell our patented GarageSkins real wood garage door overlay systems across the US. We have 4,141 ...
**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GARAGESKINS
Magnetically attached real wood garage door overlays

$0 Raised



## REASONS TO INVEST

- Proven scaling production: 66 units shipped from Alaska to Florida, all made in the US, with a developed and validated production process, and lab and real-world tested for environmental stress.
- Retooled for growth: The retrofit of our production facility is in progress plus our automation equipment has been identified with purchase orders ready to go.
- Strong $2.27B market: 4.1K requests to order, 200+ orders in backlog (with minimal ad spend), & $805K revenue to date. Plus over 30M existing garage doors are compatible with our systems, just in the US!

Invest Now
$0.84 Per Share

PREVIOUSLY CROWDFUNDED
$237,437.18

| RAISED | INVESTORS |
| --- | --- |
| $0 | --- |
| **MIN INVEST** | **VALUATION** |
| $499.80 | $12.29M |

THE PITCH

## Inspiring Exteriors in a Snap

Are you tired of settling for your lackluster garage door? GarageSkins, Inc. was founded by Rick Medlen, an innovator, engineer, and homeowner with a desire for a high-quality, real wood garage door. But after searching tirelessly for a beautiful garage door, he found the "best" steep price of $8,500 which was definitely out of the budget. So with a passion for innovation and an engineering background, Medlen set out to create the ultimate solution for homeowners craving the beauty of a solid wood carriage house garage door—without breaking the bank.



At GarageSkins, we've perfected the art of transforming ordinary boring garage doors into beautiful high-end designer doors quickly, easily, and at a fraction of the cost of a real-wood garage door. Our patented real wood garage door overlay systems boast an ingenious DIY "snap on" magnetic installation. The secret lies in our lightweight underlayments, bonded with exquisite real wood veneers and embedded with ultra-strong rare earth magnets, resulting in a stunning, high-quality garage door that we believe can add 6x value to your home.

GarageSkins is on a mission to help you elevate your home.


MAGNETIC OVERLAY PANELS





$2295*

*Current price of 2-car GarageSkins system. Price is subject to change

THE OPPORTUNITY

## Creating an Affordable Alternative to Transform your Garage Door

There are a few ways to upgrade your existing garage door. Replacing it with real wood, adding faux paint, even installing add-on faux hardware and windows all can dramatically enhance your garage door's look, but the bottom line with these options is that they are costly, timely, and require manual labor, according to our research. Our affordable and unique new panelized overlay systems bring a brand-new, accessible solution for customers who are looking for a simple, quick, and affordable way to upgrade their garage doors, without breaking the bank.


Existing options are
COSTLY, TIMELY, AND REQUIRE MANUAL LABOR*

*According to our research

Unlike traditional methods such as real wood replacements or faux paint, GarageSkins offers a unique panelized overlay system that effortlessly transforms your existing garage door into a high-end masterpiece. Our revolutionary product, protected by our already-issued US utility patents, replicates the look of a $10,000 real wood garage door without the need to upgrade any of the opening components. It's a cost-effective and time-saving solution that puts the power in your hands. With our direct-to-consumer (DTC) model, we cut out the middleman and attempt to keep the pricing affordable for almost any budget. Plus, our scalable production capabilities in our 60,000 sq. ft. factory enable us to meet the market demand.

## INSPIRING EXTERIORS IN A SNAP



- Works On Any Standard Metal Garage Door, No Need For Replacement
- Magnetic Attachment Makes Installation A "Snap"
- Real Wood Veneers, Not Cheap Looking Plastic
- Easy DIY Installation



THE MARKET & OUR TRACTION

## The US home décor market size is estimated to reach $158B by 2027*

*Source

**$158B+**

Projected US home decor market value by 2027



Our industry is a unique one as GarageSkins does not operate in the garage door market, but rather our product aligns more with home decor, as we do not produce the garage door itself or its mechanical systems. As the US home decor market continues to flourish, with a projected value of $158 billion by 2027, GarageSkins aims to capture the attention of homeowners who prioritize the overall ambiance and completeness of their living spaces. (Source)


PATENTED and INNOVATIVE
$2.27B
Market
$805K+
Revenue to date
MANUFACTURED IN IDAHO

Our target customers are discerning homeowners residing in suburban areas, boasting a median or higher level of annual household income. These individuals understand the value of investing in both the exterior and interior of their homes, and they crave an immediate enhancement to their home's curb appeal. With GarageSkins' innovative overlay system, we believe these homeowners can achieve a stunning transformation that will make their neighbors green with envy.


Featured in Charles + Hudson
Patented in the US
US trademark registered
Development complete, prototypes installed, first products shipped with great customer response
4500 requests to order
Oregon State University environmental stress test completed June 2022
Supply chain identified and committed
Reg CF with StartEngine in 2017
3 Reg D's in the past 3 years raising a sum of just over $2M

From being featured in esteemed publications like Charles + Hudson and This Old House Magazine, to receiving a US utility patent and registering a US trademark, we believe GarageSkins is making its mark. (Source) We believe the demand for GarageSkins is undeniable, with over 4,500 requests to order pouring in. We have identified and secured a robust supply chain for our raw materials to ensure seamless production and delivery. With development completed, prototypes successfully installed, and our first products shipped, the response from customers has been overwhelmingly positive.

WHY INVEST

## Join GarageSkins and Beautify Homes Across the US

As we continue to rev up the momentum, our website remains a hub of activity, with over 4,500 potential buyers eagerly waiting for their chance to transform their homes with GarageSkins. Builders, realtors, stagers, and homeowners contact us all the time looking for an affordable garage door transformation product. We believe our optimized production process, state-of-the-art equipment, and dedicated team ensure that we deliver the highest quality home improvement goods while fostering an atmosphere of diversity, accountability, equality, and open communication. With phase one successfully underway, we're gearing up for phase two with a production plan designed to rapidly scale our output without sacrificing the high quality that's core to our company.

AS FEATURED IN

yahoo! finance | This Old House | BUSINESS INSIDER

DIGITAL JOURNAL | CHARLES + HUDSON | THE SPOKESMAN-REVIEW

Led by a seasoned management team with deep industry connections and expertise in startup operations, we believe GarageSkins is positioned for success. Our focus on building inventory and meeting order demand aligns with our commitment to providing the highest service standards to our customers, suppliers, and retail partners.


INVEST TODAY
Join us as we transform homes with GarageSkins and shape the future of home improvement.
GARAGESKINS

Don't miss your chance to be part of this groundbreaking journey. Invest in GarageSkins today and become a key player in shaping the future of home improvement.

## ABOUT

HEADQUARTERS
**570 S Clearwater Loop, Ste E**
**Post Falls, ID 83854**

WEBSITE
**View Site**

GarageSkins, Inc. was formed to develop, launch, manufacture, and sell our patented GarageSkins real wood garage door overlay systems across the US. We have 4,141 requests to begin an order, 210+ orders in backlog and have achieved $805,000 revenue to date.

## TEAM



**Rick Medlen**
**Founder, CEO and Chairman of the Board**
Rick grew up in Colorado and has successfully been a part of several small companies that he's helped grow into national presences.



**Ronald Doornink**
Board Member

Ron is founder and General Partner in Doornink Investments, LTD which he founded in 2018.
He serves as director on the board of two privately held companies: Stella & Chewy's LLC and GarageSkins LLC. He also serves as director on the board of Fight Colorectal Cancer, a non-profit. His past associations include serving on the boards of Activision-Blizzard, Columbia Business School, and the Prevent Cancer Foundation. Earlier, Ron served as president of Activision, chairman and chief executive officer of Activision Publishing, and president of Hunt-Wesson Snack Food, a division of ConAgra Foods.

Prior to this, he held progressive positions in marketing and general management with the Procter & Gamble company. Ron holds an MBA degree from Columbia University and received his degree in economics from the Hogere Economische School of Arnhem in the Netherlands. Ron has four grown children; he and his wife, Martha, reside in Boerne, Texas.



**Julie Medlen**
Vice President of Sales and Marketing

Raised primarily in the Spokane, WA area, I moved to Oregon to attend George Fox University, where I earned a Bachelor's degree in Business and Interior Design.

After owning my own interior design agency for 9 years, I accepted a position as one of the initial employees of Custom Decorators, Inc. This company grew to almost 1,000 employees and I grew with it, eventually managing several states, and acting as the corporate liaison with most channel partners, which included The Home Depot, Macy's, DirectBuy, Sam's Club, and Costco. It was this position I left to help start GarageSkins, Inc.



**Robert Brock**
Vice President of Operations

Robert is a highly skilled production and manufacturing leader in the industry. He comes with a high level of knowledge from leading companies like JELD-WEN, CarMax, FormFactor, and Amazon. He is retired from the United States Marines. His formal education includes a MBA, a Masters in Project Management, and a Lean Six Sigma Black Belt.

**Chris Erickson**
Board Treasurer

Retired from Corban University in Salem, Oregon in 2011 after 10 years serving as Vice-President for Finance and Business. I graduated from Central Washington State University with a B.A. in Business, concentrating in Accounting in 1964. Received credentials as a Certified Management Accountant on April 1, 1987.

# TERMS

GarageSkins

## Overview

| PRICE PER SHARE | VALUATION |
| --- | --- |
| $0.84 | $12.29M |
| **DEADLINE** | **FUNDING GOAL** |
| Dec 8, 2023 | $15k - $618k |

## Breakdown

| MIN INVESTMENT | OFFERING TYPE |
| --- | --- |
| $499.80 | Equity |
| **MAX INVESTMENT** | **ASSET TYPE** |
| $617,999.76 | Preferred Stock |
| **MIN NUMBER OF SHARES OFFERED** | **SHARES OFFERED** |
| 17,857 | Series A Preferred Stock |
| **MAX NUMBER OF SHARES OFFERED** | |
| 735,714 | |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

***Investment Incentives & Bonuses****

***Loyalty Bonus***

*If you previously reserved shares in GarageSkins's Testing the Waters Landing Page, you will receive 5% bonus shares.*

***Time-Based Perks***

*Super Earlybird Bonus - Invest within the first 7 days and receive 10% bonus shares*

*Earlybird Bonus – Invest within the first 14 days and receive 5% bonus shares*

***Volume-based Perks***

*Tier 1 Perk — Invest $2,000+ and receive 2% bonus shares*

*Tier 2 Perk — Invest $5,000+ receive 5% bonus shares*

*Tier 3 Perk — Invest $10,000+ and receive 10% bonus shares*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

***The 10% StartEngine Owners' Bonus***

*GarageSkins, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.84 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $84. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

## PRESS

### The Spokesman-Review

**Post Falls-based startup GarageSkins featured in summer edition of This Old House magazine**

View Article

### The Spokesman-Review

**GarageSkins Inc. startup raises more than $1 million in funding, plans new production facility in Post Falls**

View Article

### CharlesandHudson.com

**GARAGESKINS GIVE YOU A WOOD LOOK WITHOUT THE COST**

View Article

Show More Press

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into GarageSkins.

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

**SECURE**
Your info is your info. We take pride in keeping it that way!

**DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

## Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

**www.StartEngine.com** is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

## StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/file/d/1-hWJk8reytGgYe-JbmT7HUI7v1_IhbfB/view?usp=drive_link

TEXT: Real wood panels; magnetic attachment; extremely lightweight; engineered to last; even handles attach magnetically! Complete transformation – in under an hour.

Rick Medlen: So how do you make your house stand out from every other one around you? Well, check out spending just a little bit of money on your garage door. It's the first thing that people see when they drive into your driveway. They look at it and go, wow, that's a cool garage door. And we have a great way for you to be able to do that affordably, very quickly. So check it out. If you're looking to sell your house, or even if you're not, you just want a nice fresh look to the outside of it. Come check out garageskins.

Avatar: Our panels are clad with real wood veneers and stained to match 7 hardwood species common to America. In addition, we have five different patterns, allowing you to complement all styles from Craftsman to modern. And our rare earth magnets keep the panels firmly in place during the open and close cycles, windstorms, even up to hurricane force weather.

We've launched our amazing garage skin systems into the $457 billion home improvement marketplace we sell directly to the homeowner. That way we can make sure your garage door measurements are compatible with our panels and help you select a pattern and color that is a good fit for your home. And now for as little as $500, you can become an equity owner in garage skins.

We plan to purchase more automation equipment, on board more production workers, and start accelerating the growth phase of our company. Start looking at just how many garage doors are in your neighborhood alone. Then imagine these multiplied by 10s of millions of homes in America. Our market really is that big and people are taking notice.

We have many social media influencers lined up to review our product and post to their millions of followers. One of America's largest planned communities with over 50,000 homes has given us full approval to install our systems onto any of their homes with no HOA approval necessary. We've even received interest from cities wanting to develop large historic mixed-use subdivisions.

But our core customer is and always will be the American homeowner. We believe our growth potential is large, and we invite you to be a part of this amazing story by becoming an equity investor.

REALTOR: I would recommend garageskins to my clients because when you're first taking a listing, you want to make sure that the seller is doing everything they possibly can to get the most value out of their house. And so by having a brand new looking garage door, that's going to go a long way towards increasing your curb appeal. When you can look and and use a garage skin to replace the look of your door without incurring a huge cost of actually replacing the door, that's a win-win.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**ARTICLES OF AMENDMENT OF**
**FOURTH ARTICLES OF INCORPORATION OF**
**GARAGESKINS, INC.**

The introductory paragraph of Article V Section B is amended to read in its entirety as follows:

"B. PREFERRED STOCK

3,850,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**," 540,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Series Seed-1 Preferred Stock,**" 420,301 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Voting Series A Preferred Stock**" and 2,429,699 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Non-Voting Series A Preferred Stock** and together with the **Voting Series A Preferred Stock**, the **Series A Preferred Stock**." The Series Seed Preferred Stock, Series Seed-1 Preferred Stock and the Voting Series A Preferred Stock shall be defined as the "**Voting Preferred Stock**." Each series of Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article V. refer to sections and subsections of Part B of this Article V."

The definition of Preferred Majority set forth in Subsection 2.3.1 of Article V Section B is amended to read in its entirety as follows:

"…holders of at least sixty-five percent (65%) of the outstanding shares of Voting Preferred Stock (on an as-converted basis, the "**Preferred Majority**")…"

The Subsection 3.1 of Article V Section B is amended to read in its entirety as follows:

" 3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class. The holders of Non-Voting Series A Preferred Stock have no voting rights. To the fullest extent permitted by law, with respect to any matter on which the holders of Non-Voting Series A Preferred Stock are entitled to vote by law, the holders of Non-Voting Series A Preferred Stock shall vote all shares of Non-Voting Series A Preferred Stock in the same manner as a majority in voting power of the shares of Voting Series A Preferred Stock vote their shares on such matter. The holders of Non-Voting Series A Preferred Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law."

Secretary of State - Corporation Division - 255 Capitol St. NE, Suite 151 - Salem, OR 97310-1327 - sos.oregon.gov/business - Phone: (503) 986-2200

FILED: DEC 22, 2022
OREGON SECRETARY OF STATE
107100299-24245409
GARAGESKINS, INC. RSTART

**REGISTRY NUMBER:** 1071002-99

Please Type or Print Legibly in **Black** Ink. Attach Additional Sheet if Necessary.

1. **NAME OF CORPORATION:** GarageSkins, Inc.

2. **NEW NAME OF CORPORATION:** (If changed) ______

3. **A COPY OF THE RESTATED ARTICLES IS ATTACHED.** (●) (Required)

4. **CHECK THE APPROPRIATE STATEMENT:**

( ) The restated articles contain amendments which do not require shareholder approval. The date of adoption of the amendments and restated articles was ______. These amendments were duly adopted by the board of directors.

(●) The restated articles contain amendments which require shareholder approval. The date of adoption of the amendments and restated articles was Dec 20, 2022.

The vote of the shareholders was as follows:

| Class or series of shares | Number of shares outstanding | Number of votes entitled to be cast | Number of votes cast FOR | Number of votes cast AGAINST |
|---|---|---|---|---|
| See Attached | | | | |

( ) The corporation has not issued any shares of stock. Shareholder action was not required to adopt the restated articles. The restated articles were adopted by the Incorporators or by the board of directors.

5. **PRINCIPAL PLACE OF BUSINESS** (Physical Street Address)

675 N. Pack Trail Lane
Liberty Lake, WA 99019

6. **INDIVIDUAL WITH DIRECT KNOWLEDGE** (Name and Address)

Richard Medlen
675 N. Pack Trail Lane
Liberty Lake, WA 99019

7. **EXECUTION:**

I declare as an authorized signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

| Signature: | Printed Name: | Title: |
|---|---|---|
| Richard Medlen | Richard Medlen | CEO and President |

**CONTACT NAME:** (To resolve questions with this filing)

Joy Nair

**PHONE NUMBER:** (Include area code)

(503) 419-3000

**FEES**

Required Processing Fee $100

Processing Fees are nonrefundable. Please make check payable to "Corporation Division".

Free copies are available at sos.oregon.gov/business using the Business Name Search program.

**ENTITY NAME:** **GARAGESKINS, INC.**

**REGISTRY NO.:** **1071002-99**

## ATTACHMENT 1

### FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

| Class or series of shares | Number of shares outstanding | Number of votes entitled to be cast | Number of votes cast FOR | Number of votes cast AGAINST | Number of votes ABSTAINING |
|---|---|---|---|---|---|
| Common Stock | 8,731,828 | 8,000,000 | 8,000,000 | -0- | -0- |
| Preferred Stock | 3,913,426 | 3,913,426 | 2,577,563 | -0- | -0- |

# FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF GARAGESKINS, INC.

Pursuant to the Oregon Business Corporation Act, GARAGESKINS, INC. hereby adopts the following Fourth Amended and Restated Articles of Incorporation (the "**Articles**"), which shall supersede the existing Third Amended and Restated Articles of Incorporation and all previous amendments thereof.

## ARTICLE I. NAME

The name of this corporation is GARAGESKINS, INC. (the "**Corporation**").

## ARTICLE II. DURATION

The period of the Corporation's duration shall be perpetual.

## ARTICLE III. PURPOSES AND POWERS

The nature of the business or purposes to be conducted or promoted is to engaged in any lawful act or activity for which corporations may be organized under the Oregon Business Corporation Act (the "**Act**").

The Corporation shall have the authority and power to engage in any and all such activities as are incidental or conducive to the attainment of the Corporation's purposes and to exercise any and all powers authorized or permitted under any laws that may be now or hereafter applicable or available to the Corporation, including, without limitation, the authority and power to conduct the business of the Corporation in a manner that is environmentally and socially responsible.

## ARTICLE IV. SHARES

The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "**Common Stock**" and **Preferred Stock**." The total number of shares of capital stock the Corporation has authority to issue shall be 24,180,000, consisting of 16,940,000 shares of Common Stock, and 7,240,000 shares of Preferred Stock.

## ARTICLE V. DESIGNATIONS AND RIGHTS OF CAPITAL STOCK

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. Types of Common Stock. Of the authorized shares of Common Stock, 15,240,000 shares are hereby designated "**Voting Common Stock**" and 1,700,000 shares are hereby designated "**Non-Voting Common Stock**". The shares of Common Stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article V refer to sections and subsections of Part A of this Article V.

2. General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical with other than in respect of voting and information rights set forth herein, and for all purposes under these Articles, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

3. Voting and Information. Except as otherwise required by law or these Articles, at all meetings of shareholders and pursuant to all written actions in lieu of meetings (a) the holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock and (b) the holders of Non-Voting Common Stock have no voting rights. To the fullest extent permitted by law, with respect to any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, the holders of Non-Voting Common Stock shall vote all shares of Non-Voting Common Stock in the same manner as a majority in voting power of the shares of Voting Common Stock vote their shares on such matter. The holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of these Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B. PREFERRED STOCK

3,850,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock,**" 540,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Series Seed-1 Preferred Stock**" and 2,850,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Series A Preferred Stock**" Each series of Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article V. refer to sections and subsections of Part B of this Article V.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.3747 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series Seed-1 Original Issue Price**" shall mean $0.5246 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Series A Original Issue Price**" shall mean $0.7139 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Applicable Original Issue Price**" means the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock, the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock and the Series A Original Issue Price with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Share Exchanges, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a *pari passu* basis, out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsection 2.1 is hereinafter referred to as the "**Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty-five percent (65%) of the outstanding shares of Preferred Stock (on an as-converted basis, the "**Preferred Majority**") elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger, share exchange or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, share exchange or consolidation,

except any such merger, share exchange, or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, share exchange, or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, share exchange, or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, share exchange, or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, share exchange, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger, share exchange, or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Preferred Majority so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the unanimous vote of the Board of Directors (the "**Board**")), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by the Oregon law governing distributions to shareholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Oregon law governing distributions to shareholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, share exchange, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the unanimous Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class.

3.2 Election of Directors. At any time when at least fifty percent (50%) of the originally issued shares of Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like), the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least fifty percent (50%) of the originally issued shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, share exchange, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Articles) the written consent or affirmative vote of the Preferred Majority, voting together, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) amend, alter or repeal any provision of these Articles or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(b) change the authorized number of shares of Preferred Stock or Common Stock;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock;

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of Common Stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (iii) as approved by the Board, including the approval of the Series Seed Director;

(f) pay or declare any dividend or make any distribution on any shares of Common Stock of the Corporation other than as approved by the Board, including the approval of the Series Seed Director;

(g) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000, other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board, including the approval of the Series Seed Director;

(h) increase or decrease the authorized number of directors constituting the Board; or

(i) enter into any transaction with any Corporation officer or director other than as unanimously approved by the Board.

4. <u>Optional Conversion</u>.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price by the Conversion Price (as defined below) for such share of Preferred Stock, in effect at the time of conversion. The "**Conversion Price**" for the Preferred Stock shall initially be equal to the Applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (i) agree to become a party to any shareholder agreement then in effect between the Corporation and at least a majority of the outstanding shares of Common Stock (ii) provide written notice to the Corporation that such holder elects to convert all or any number of the shares of the Preferred Stock and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued in the Corporation's capitalization ledger or book entry. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) make all updates to the Corporation's capitalization ledger or book entry to reflect the conversion, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Section 4, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock, Series Seed-1 Preferred Stock or Series A Preferred Stock was issued, as applicable.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; or

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Preferred Majority agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection

4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price for Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$CP_2$" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "$CP_1$" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation, share exchange, or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation, share exchange or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, share exchange, or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, share exchange, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, share exchange, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Preferred Majority, on an as-converted basis, (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then-effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time, except only the rights of the holders thereof, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time, the Corporation shall make all necessary updates to Corporation's capitalization ledger or book entry for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption.

6.1 General. Unless prohibited by Oregon law governing distributions to shareholders, shares of Preferred Stock shall be redeemed by the Corporation at a price per share equal to the Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Redemption Price**"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after the fifth ($5^{th}$) anniversary of the applicable Original Issue Date from any holder of Preferred Stock providing written notice requesting redemption of all shares of Preferred Stock (the "**Redemption Request**"). The unpaid portion of the aggregate Redemption Price payable to any holder of Preferred Stock shall accrue interest at the rate set forth in Section 6.4, beginning on the date a Redemption Request is delivered to the Company. Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Oregon law governing distributions to shareholders. For purposes of this Subsection 6.1, the Fair Market Value of a single share of Preferred Stock shall be the value of a single share of Preferred Stock as unanimously determined by the Board in good faith without consideration of minority interest, marketability or other similar discounts. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "**Redemption Date.**" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies. If on any Redemption Date Oregon law governing distributions to shareholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of Preferred Stock submitting a Redemption Request not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

6.2.1 the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

6.2.2 the Redemption Date and the Redemption Price;

6.2.3 the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

6.3 Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, provide an affidavit confirming ownership of such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on the Corporation's capitalization ledger or book entry. In the event less than all of the shares of Preferred Stock are redeemed, a book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

6.4 Interest. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to (i) the United States "prime rate' of interest on the date a Redemption Notice is delivered to the Corporation, as published by the Wall Street Journal or other similar national publication, plus (ii) three percent (3%), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock, voting together, then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

## ARTICLE VI.
## SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or which may be taken at a meeting of shareholders of the Corporation may be taken without a meeting or a vote if, pursuant to the Bylaws, either: (i) the action is taken with the prior written consent of all shareholders entitled to vote; or (ii) the action is taken with the written consent of shareholders holding of record, or otherwise entitled to vote in the aggregate, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The action taken under this Article must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, or by those shareholders taking action under subsection (ii) of this Article, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. Action taken under subsection (i) of this Article is effective when the last shareholder signs the consent, unless the consent specifies an earlier or later effective date. Action taken under subsection (ii) of this Article is effective when the consent or consents bearing sufficient signatures are delivered to the Corporation, unless the consent or consents specify an earlier or later effective date.

## ARTICLE VII.
## LIMITATION OF DIRECTOR LIABILITY

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director; provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Act. No amendment to the Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission that occurs prior to the effective date of such amendment.

## ARTICLE VIII.
## INDEMNIFICATION OF OFFICERS AND DIRECTORS

A. Indemnity Obligation. The Corporation shall indemnify, to the fullest extent permitted by the Act, as the same exists or may hereafter be amended, any director or officer or former director or officer made, or threatened to be made, a party to or a witness or other participant in any proceeding, by reason of the fact that such person is or was a director or officer of the Corporation, against liability and expenses of the type indemnified against under the Act. No indemnification pursuant to this Article shall be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending proceeding, unless the Corporation has given its prior consent to such settlement or other disposition. Nothing contained in these Articles shall affect any rights to indemnification to which employees and agents, other than directors and officers, may be entitled, and the Corporation may indemnify these employees and agents to the fullest extent in the manner permitted by the Act, as the same exists or may hereafter be amended.

B. Expenses. Expenses incurred in connection with a proceeding shall be paid by the Corporation to or for any director or officer or former director or officer of the Corporation in advance of the final disposition of such proceeding, promptly upon such person's compliance with the expense advancement provisions of the Act as in effect from time to time.

C. Nonexclusive Remedy. The foregoing indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any person indemnified under this Article may be entitled. The Corporation is authorized to enter into contracts of indemnification with its directors now or hereafter serving. The Corporation is also entitled to purchase and maintain insurance as permitted under the Act as from time to time in effect.

D. Enforceability. The rights provided to any person by this Article shall be enforceable against the Corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director or in any of the capacities set forth in this Article. The elimination of, or amendment to, this Article or any portion thereof shall not deprive any person of any rights under this Article arising out of alleged or actual occurrences, acts or failures to act occurring prior to notice of that person of the elimination or amendment. The rights provided to any person by this Article shall inure to the benefit of that person's heirs and legal representatives.

E. Meaning. The terms used in this Article shall have the same meaning as set forth in the Act as in effect from time to time, unless a different meaning is permitted by law and is clearly indicated in this Article.

1071002-99

## ARTICLE IX.
## EXCLUDED OPPORTUNITY

The Corporation renounces any interest or expectancy of the Corporation in, or in being offering an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation of any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, shareholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

## ARTICLE X.
## REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation is 805 SW Broadway Suite 2440 Portland, OR 97205, and the name of its registered agent at such address is WSCJ Business Services, Inc. Any notices required by the Act to be sent to the Corporation may be sent to the registered agent at the above address.

## ARTICLE XI.
## INDIVIDUAL WITH DIRECT KNOWLEDGE

The name and address of the director and officer with direct knowledge of the operations and business activities of the Corporation is:

Richard Medlen
675 N Pack Trail Ln
Liberty Lake, WA 99019

Date: December 20, 2022

Richard Medlen

Richard Medlen, CEO

**Exhibit G**

*Test The Waters Materials*

*(See attached)*

GARAGESKINS

If you are receiving this you have expressed interest in investing in GarageSkins, Inc. through our upcoming equity crowdfunding campaign. Once we have launched that campaign, you will receive further instructions on how to complete this investment and join GarageSkins, Inc. as an owner! If you wish to not be part of this list nor receive any reminders from GarageSkins, Inc., please click the "unsubscribe" link below. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Our mailing address is:
GarageSkins, Inc 570 S Clearwater Loop Ste E Post Falls, ID 83854-6607 USA

Want to change how you receive these emails?
You can update your preferences or unsubscribe

If you are receiving this email, you've expressed interest in **purchasing equity shares** in GarageSkins, Inc. in our upcoming StartEngine equity crowdfunding campaign.

We are excited to announce that if you choose to invest once our campaign is "live" we'll **add an additional 5% bonus shares** to your investment as a thank you for expressing early interest!

We'll send out additional announcements as we near the kick-off of the campaign. We are happy to have you on board as an investor. **The future is bright!!!**



GARAGESKINS

INSPIRING EXTERIORS IN A SNAP

# IT'S ALMOST HERE!



---


TRANSFORMATION.
IN UNDER AN HOUR.
DO-IT-YOURSELF GARAGE DOOR OVERLAYS
INVESTMENT OPPORTUNITIES COMING SOON!
GARAGESKINS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

## Rick Medlen

**From:** Julie Medlen
**Sent:** Friday, August 11, 2023 3:20 PM
**To:** Rick Medlen
**Subject:** Screen shots of various ads we are running right now.

GarageSkins, Inc.
Published by Canva · 4h ·

GarageSkins, Inc is a small business based in Post Falls, Idaho! Be a part of our growth by submitting your interest in investment at GarageSkins.com/invest today.

#investment #opportunity #smallbusiness #home #improvement #renovation #decor #luxury #product

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATE... See more



5%
BONUS SHARES
FOR EARLY BIRDS
BE A PART
OF OUR
SUCCESS
STORY
HELP US GROW FOR
AS LITTLE AS $500
garageskins.com/invest
0:00 / 0:09

GarageSkins, Inc.
Published by Canva · August 6 at 10:00 AM ·

GarageSkins Inc. is growing! Submit your interest and learn more about our amazing products at GarageSkins.com/invest.

#investment #opportunity #smallbusiness #growth #home #renovation #idea #inspiration #trend


BE A PART OF OUR
SUCCESS STORY
EARLY BIRDS GET 5% BONUS SHARES!
SIGN UP
FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST
0:00 / 0:16

Call now


Facebook
Feeds
Edit
GarageSkins, Inc.
Sponsored
GarageSkins Inc. is growing! Submit your interest and learn more about our amazing products at GarageSkins.com/invest.
#investment #opportunity #smallbusiness #growth #home #renovation #idea #inspiration #trend
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
Coming Soon
OPPORTUNITY TO INVEST
GARAGESKINS.COM/INVEST
garageskins.com
Submit Your Interest
Learn more
Like
Comment
Share



Facebook
Feeds
GarageSkins, Inc.
Sponsored
GarageSkins lightweight, magnetic panels install directly to your existing garage door in under an hour, no tools necessary!
If your home's curb appeal needs sprucing up, shop our available products in many styles and color choices at GarageSkins.com.
#home #design #decor #renovation #project #idea #trend #invest #architecture
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
VISIT OUR WEBSITE TO LEARN MORE!
GARAGE DOOR MAKEOVER
LIGHTWEIGHT, MAGNETIC OVERLAYS
GARAGESKINS.COM
garageskins.com
Curb Appeal Wow Factor
Shop now
Like
Comment
Share
See variations
Feeds
Stories and Reels


Facebook
Feeds
GarageSkins, Inc.
Sponsored
Lightweight, magnetic panels install to your existing garage door in under an hour! Want to invest in our amazing company?
GarageSkins.com/invest
#home #design #hack #update #garage #makeover #investment #opportunity #smallbusiness
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
BE A PART OF OUR
SUCCESS STORY
EARLY BIRDS GET 5% BONUS SHARES!
SIGN UP
FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST
garageskins.com
Invest in Our Growing Company!
Sign up
Like
Comment
Share
See variations
Feeds
Stories and Reel


Facebook
Feeds
GarageSkins, Inc.
Sponsored
GarageSkins Inc. is growing! Submit your interest and learn more about our amazing products at GarageSkins.com/invest.
#investment #opportunity #smallbusiness #growth #home #renovation #idea #inspiration #trend
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
MANUFACTURED IN IDAHO
GET INVOLVED FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST
garageskins.com
Amazing Curb Appeal
Learn more
Like
Comment
Share
See variations


Facebook
Feeds
GarageSkins, Inc.
Sponsored
Do you have investment interest in a growing company based in the United States? GarageSkins Inc early bird investors receive 5% bonus shares! Sign up today!
#smallbusiness #usa #idaho #wood #home #product #decor #makeover #renovation #opportunity #invest
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
GARAGESKINS.COM/INVEST
garageskins.com
Invest in Our Growing Company!
Learn more
Like
Comment
Share
See variations


We're changing the home improvement market. Be a part of our success story!
OPPORTUNITY COMING SOON TO INVEST IN OUR AMAZING CONCEPT FOR AS LITTLE AS $500
EARLY BIRDS RECEIVE 5% BONUS SHARES
SIGN UP TODAY!
GARAGESKINS.COM/INVEST
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Thank you,

Julie Medlen

VP Sales and Marketing

**GarageSkins, Inc.**
570 S Clearwater Loop Ste E
Post Falls, ID  83854
(208) 981-6903 direct
https://www.garageskins.com

**Check out our upcoming opportunity to invest in this amazing concept for as little as $500.**
www.garageskins.com/invest.

*As featured in:*

GARAGESKINS
INSPIRING EXTERIORS IN A SNAP

# It's getting closer!

We've reviewed our SEC filings, happily jumped through all the hoops that a Regulation CF campaign requires, and have accumulated a large list of people that have a strong interest in becoming part of the GarageSkins family by becoming an equity investor.



Now all that's left is to launch our campaign!!! Please keep your eyes open as once live, we'll email out information as to how to take the next steps.

If you want a head start, you can navigate to startengine.com and click the green "SIGN UP" button at the top right. This will help get you registered on their platform, so once we are live with our campaign, you can jump in and claim your early-bird bonuses, which include 5% additional shares just for signing up on this interest list! You can even browse other live campaigns that are accepting investors.

MUCH MORE TO COME!
Including updates at least weekly, webinars where you can ask questions live and view other people's questions.

STAY TUNED....

GARAGESKINS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Our mailing address is:

Facebook

**Feeds**

GarageSkins, Inc.

Sponsored ·

GarageSkins Inc. is growing! Submit your interest and learn more about our amazing products at GarageSkins.com/invest.

#investment #opportunity #smallbusiness #growth #home #renovation #idea #inspiration #trend

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



MANUFACTURED IN IDAHO
GET INVOLVED FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST

garageskins.com

Amazing Curb Appeal

Learn more

Like Comment Share

See variations

Facebook

## Feeds

**GarageSkins, Inc.**
Sponsored ·

Lightweight, magnetic panels install to your existing garage door in under an hour! Want to invest in our amazing company? GarageSkins.com/invest

#home #design #hack #update #garage #makeover #investment #opportunity #smallbusiness

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



BE A PART OF OUR
SUCCESS STORY
EARLY BIRDS GET 5% BONUS SHARES!
SIGN UP
FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST

garageskins.com
Invest in Our Growing Company!
Sign up

Like Comment Share

See variations

## Feeds



## Stories and Reel




Facebook
Feeds
GarageSkins, Inc.
Sponsored
GarageSkins lightweight, magnetic panels install directly to your existing garage door in under an hour, no tools necessary!
If your home's curb appeal needs sprucing up, shop our available products in many styles and color choices at GarageSkins.com.
#home #design #decor #renovation #project #idea #trend #invest #architecture
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
VISIT OUR WEBSITE TO LEARN MORE!
GARAGE DOOR MAKEOVER
LIGHTWEIGHT, MAGNETIC OVERLAYS
GARAGESKINS.COM
garageskins.com
Curb Appeal Wow Factor
Shop now
Like
Comment
Share
See variations
Feeds
Stories and Reels

Facebook
**Feeds**

Edit

GarageSkins, Inc.
Sponsored

GarageSkins Inc. is growing! Submit your interest and learn more about our amazing products at GarageSkins.com/invest.

#investment #opportunity #smallbusiness #growth #home #renovation #idea #inspiration #trend

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



Coming Soon
OPPORTUNITY TO INVEST
BE A PART OF OUR SUCCESS STORY FOR AS LITTLE AS $500
GARAGESKINS.COM/INVEST

garageskins.com
Submit Your Interest

Learn more

Like Comment Share

GARAGESKINS

PRICING | ORDER NOW | Menu >>>

# INTERESTED IN INVESTING IN OUR AMAZING CONCEPT FOR AS LITTLE AS $500?

Simply fill out your information and the amount you are considering. Once our campaign is live, we'll reach out to you with details on how to move forward. By showing early interest, we'll reward you with an extra 5% bonus shares for any investment you make in GarageSkins, Inc.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

YES, I PLAN ON INVESTING!

First and Last Name

Email

Telephone w/ area code

Amount Investing

SUBMIT



To greatly expand our manufacturing capacity, we are exploring an equity crowdfunding campaign where you can own a piece of the company! If you love this amazing concept and can see our massive marketplace, consider investing! Simply fill out the form above, and when we are ready, we'll reach out. This is an opportunity to become involved in a true "made in America" company, and even potentially make a significant return on investment.

$810,000
REVENUE
YEAR TO-DATE

DEEPLY
EXPERIENCED
MANAGEMENT TEAM

OVER
20,000
INTERESTED BUYERS
ON WAITING LIST

35,000,000
EXISTING COMPATIBLE
GARAGE DOORS
(IN USA ALONE)

GARAGESKINS

A SIMPLE, INGENIOUS SOLUTION TO BEAUTIFY YOUR HOME.

US UTILITY PATENT 8,999,478 issued April 2015
US UTILITY PATENT 9,567,794 issued February, 2017
GarageSkins is a registered trademark of GarageSkins, Inc.

**Quick Links**

- Home
- What You Need To Know
- Designing Your GarageSkins System
- Contact
- Store

**CONTACT**

570 S Clearwater Loop, Ste E
Post Falls, ID 83854

info@garageskins.com
833-775- SKIN(7546)

Open 8am-430pm M-F

**CONNECT**

&noscript=1 />

## Rick Medlen

| | |
|---|---|
| **From:** | GarageSkins, Inc. <info@garageskins.com> |
| **Sent:** | Friday, August 11, 2023 4:00 PM |
| **To:** | Rick Medlen |
| **Subject:** | ✨ Invest in Your Home's Curb Appeal |



HELP US GROW!
(PAGE 2)
GARAGESKINS, INC
Hot August Sale
Free decorative hardware, no sales tax (U.S. only) and 5% off!
USE COUPON SUMMER5

*We're changing the home improvement market. Be a part of our success story!*

**OPPORTUNITY COMING SOON TO INVEST IN OUR AMAZING CONCEPT FOR AS LITTLE AS $500**



**EARLY BIRDS RECEIVE 5% BONUS SHARES**

**SIGN UP TODAY!**

**GARAGESKINS.COM/INVEST**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

GARAGESKINS
INSPIRING EXTERIORS IN A SNAP